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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

  Venema                                Ramon                          C.H.
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   (Last)                            (First)              (Middle)

  500 Broadway
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                                    (Street)

  Redwood City                  CA                        94063
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

       05/16/01
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

        Ampex Corporation  (AXC)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

        Vice President & Asst. Treasurer
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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by 1 Reporting Person

     [_]  Form Filed by More than 1 Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                          3. Ownership Form:
                               2. Amount of Securities       Direct (D) or
1. Title of Security              Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                     (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

 Class A Common Stock             9,096                       D
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====================================================================================================================================


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
                                                                 SEC 1473 (3-99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Option to Acquire
(Note 1)                 Note 1     Note 1          Class A Common Stock   22,400           $1.50          D
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Option to Acquire
(Note 2)                 Note 2     Note 2          Class A Common Stock    2,600           $1.0625        D
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Option to Acquire
(Note 3)                 Note 3     Note 3          Class A Common Stock    3,750           $1.0625        D
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Option to Acquire
(Note 4)                 Note 4     Note 4          Class A Common Stock   26,750           $1.0625        D
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Option to Acquire
(Note 5)                 Note 5     Note 5          Class A Common Stock   15,000           $4.8750        D
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Option to Acquire
(Note 6)                 Note 6     Note 6          Class A Common Stock   20,000           $3.6250        D
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Option to Acquire
(Note 7)                 Note 7     Note 7          Class A Common Stock   20,000           $1.5625        D
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Option to Acquire
(Note 8)                 Note 8     Note 8          Class A Common Stock   20,000           $0.40          D
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====================================================================================================================================

Explanation of Responses:

Note 1: Incentive stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The
option becomes exercisable as to 40% of the underlying shares on December 28, 1995, and as to an additional 30% on the second and third anniversaries of the grant. The option expires on December 28 2004.
Note 2: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The
option becomes exercisable as to 34% on May 6, 1999, and as to an additional 11% quarterly thereafter until November 6, 2000. The option expires on November 6, 2008.
Note 3: Incentive stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The
option becomes exercisable as to 34% on May 6, 1999, and as to an additional 11% quarterly thereafter until November 6, 2000. The option expires on November 6, 2008.
Note 4: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The
option becomes exercisable as to 34% on May 6, 1999, and as to an additional 11% quarterly thereafter until November 6, 2000. The option expires as to equivalent percentages of underlying shares 15 months after applicable vesting date for such shares.
Note 5: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The
option becomes exercisable as to 34% on July 15, 2000, and as to an additional 8.25% quarterly thereafter until July 15, 2002. The option expires as to equivalent percentages of underlying shares 15 months after applicable vesting date for such shares.
Note 6: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The
option becomes exercisable as to 34% on March 28, 2001, and as to an additional 8.25% quarterly thereafter until March 28, 2003. The option expires as to equivalent percentages of underlying shares 15 months after applicable vesting date for such shares.
Note 7: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The
option becomes exercisable as to 34% on July 17, 2001, and as to an additional 8.25% quarterly thereafter until July 17, 2003. The option expires as to equivalent percentages of underlying shares 15 months after applicable vesting date for such shares.
Note 8: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The
option becomes exercisable as to 34% on February 26, 2002, and as to an additional 8.25% quarterly thereafter until February 26,
2004. The option expires as to equivalent percentages of underlying shares 15 months after applicable vesting date for such shares.



        /s/ Ramon Venema                                  05/23/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
      Ramon C.H. Venema
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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